Exhibit 99.1

17 Education & Technology Group Inc. Provides Business Updates

BEIJING, December 6, 2021 – 17 Education & Technology Group Inc. (Nasdaq: YQ) (“17EdTech” or the “Company”), a leading education technology company in China today provided business updates following the recent regulatory developments relating to after-school tutoring services, including the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring on Students in Compulsory Education, published in July 2021 by the General Office of the CPC Central Committee and the General Office of the State Council (the “Opinion”), also known as the double reduction policy (the “Double Reduction Policy”), and the related implementation rules, regulations and measures promulgated by competent authorities.

In compliance with the Opinion and applicable rules, regulations and measures, the Company plans to cease offering tutoring services related to academic subjects to students from kindergarten through the last year of senior high school (“K-12 Academic AST Services”) in mainland China by the end of 2021. The Company expects that the cessation will have a substantial adverse impact on the Company’s revenues for the fiscal year ending December 31, 2021 and subsequent periods. In the fiscal years ended December 31, 2019 and 2020, revenues from K-12 Academic AST Services accounted for a substantial majority of the Company’s total revenues for each fiscal year.

The Company will continue to explore opportunities in educational products and services that are not related to K-12 Academic AST Services in accordance with relevant rules and regulations.

Leveraging its extensive knowledge and expertise in serving China’s education authorities, schools, teachers and students over the last ten years, the Company further intends to shift its focus and resources towards opportunities to facilitate the digital transformation and upgrade at Chinese schools, with a focus on improving the efficiency and effectiveness of core teaching and learning scenarios such as homework assignments. The Company has already entered into cooperation agreements with district education authorities, including those in Beijing and Shanghai, to explore and develop products and services for data-driven personalized learning and “AI + education.” The project in Shanghai Minhang district was named as one of the 10 case studies for the implementation of the “Double Reduction Policy” by the Ministry of Education.

The Company will continue to seek guidance from and cooperate with government authorities in various provinces and municipalities in China in connection with its efforts to comply with the policy directives of the Opinion and any related implementation rules, regulations and measures. The Company will further adjust its business operations as required, and update its shareholders as appropriate.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China. The Company provides a smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents, covering over 70,000 K-12 schools in 2020.

Leveraging the Company’s in-school leadership, 17EdTech offers online K-12 large-class after-school tutoring services that complement students’ in-school learning. 17EdTech’s online K-12 large-class after-school tutoring courses stand out in terms of its unique approach to personalization, realized through a data-driven understanding of individual students’ in-school performance, as well as district-level localized insights.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, size of, and relevant government policies and regulations relating to China’s online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Mr. Raymond Huang

E-mail: ir@17zuoye.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com